SO 8/10/04

AH 8-10-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04019577

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65393

FACING PAGE

AUG 0 4 2004

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lane, Berry & Co. International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street, 33rd Floor
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Berry 617-624-7007
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kanter Troy Orleans & Wexler LLP
(Name - *if individual, state last, first, middle name*)

109 State Street (Address) Boston, MA 02110 (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 8/10-2004

OATH OR AFFIRMATION

I, Robert M. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KANTER TROY ORLEANS & WEXLER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Members of
Lane, Berry & Co. International, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC as of December 31, 2003, and the related statements of operations, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Kanter Troy Orleans & Wexler LLP

January 21, 2004

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 840,144
Accounts receivable, net of allowance	265,378
Prepaid expenses and other	8,250
Total current assets	1,113,772
Equipment and improvements, net	356,106
Deposit	350,000
	$1,819,878

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 42,896
Accrued expenses	95,223
Total current liabilities	138,119
Deferred rent	191,262
Total liabilities	329,381
Members' equity:	1,490,497
Total liabilities and members' equity	$1,819,878

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	$3,419,738
Expenses:	
Compensation and benefits	2,175,229
Occupancy and equipment	493,810
Business development and marketing	345,766
Professional fees	137,658
Technology and communications	126,203
Other	150,691
Total expenses	3,429,357
Net loss	($ 9,619)

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	($ 9,619)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	46,248
Provision for bad debts	30,218
Deferred rent expense	191,262
Changes in operating assets and liabilities:	
Accounts receivable	(249,642)
Prepaid expenses and other	43,815
Accounts payable and accrued expenses	99,747
Total adjustments	161,648
Net provided by operations	152,029
Cash flows from investing activities:	
Payment of deposit under lease agreement	(350,000)
Acquisition of equipment and improvements	(304,638)
Net cash used in investing activities	(654,638)
Cash flows from financing activities:	
Contributions by members	100,000
Distributions to members	(380,000)
Net cash used in financing activities	(280,000)
Net decrease in cash and cash equivalents	(782,609)
Cash and cash equivalents, beginning of year	1,622,753
Cash and cash equivalents, end of year	$ 840,144

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, December 31, 2002	$1,780,116
Contributions	100,000
Net loss	(9,619)
Distributions	(380,000)
Balance, December 31, 2003	$1,490,497

See notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Description of business:

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the members' liability for the debts of the Company is limited.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and National Futures Association. The Company provides investment banking services to clients throughout the United States. The Company does not accept customer deposits, carry security accounts for customers or perform custodial functions related to customer securities.

2. Summary of significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

At times, the Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. The Company does not accrue interest on accounts receivable.

At December 31, 2003, the allowance for doubtful accounts was approximately $30,200.

2. Summary of significant accounting policies (continued):

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are recognized as expenses in the statement of income when incurred, while additions and improvements are capitalized.

Revenues

Revenues consist of retainer and success fees from corporate financial advisory and transaction execution services, on matters relating to mergers, acquisitions, debt and equity financings, debt restructurings and other corporate governance issues. Retainer fees are recognized upon execution of, and in accordance with, the terms of the engagement contracts. Success fees are recognized when the underlying transaction is completed under the terms of such engagements.

Functional allocation of expenses

The costs of providing the various investment banking services have been summarized on a functional basis in the statement of income. Accordingly, certain costs have been allocated among the respective services.

Income taxes

The Company is considered to be a partnership for federal and state income tax purposes and taxable income or loss is reportable by its members on their individual income tax returns. Accordingly, no provision or benefit from income taxes has been included in these financial statements.

3. Property and equipment, net:

Property and equipment, net consisted of the following at December 31, 2003:

Computer equipment	$ 59,324
Furniture & fixtures	319,504
Leasehold improvements	38,700
	417,528
Accumulated depreciation	(61,422)
	$356,106

4 Operating lease:

The Company leases office space under a noncancelable operating lease. The lease agreement provides for unequal lease payments over the lease term, therefore the Company recognizes rent expense on a straight-line basis. Rent expense was approximately $358,000 in 2003, which resulted in deferred rent of approximately $191,000. The lease expires in October 2013 and calls for future minimum lease payments as follows:

2004	$566,209
2005	568,217
2006	578,256
2007	578,256
2008	582,272
Thereafter	2,935,462
	$5,808,672

In addition to the base rent, the Company is also responsible for building maintenance, taxes and insurance. The lease contains a five-year renewal option and required a $350,000 security deposit.

5. Retirement plan:

The Company sponsors a 401(k) Plan, which covers substantially all employees. Under the terms of the Plan, the Company's contribution is discretionary. No such contributions were made in 2003.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2003 the Company had net capital of $510,763, which was $488,804 in excess of its minimum net capital required of $21,959.

SUPPLEMENTAL INFORMATION

SCHEDULE I

LANE, BERRY & CO. INTERNATIONAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Net capital:	
Total members' equity qualified for net capital	$1,490,497
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(265,378)
Prepaid expenses and other	(8,250)
Furniture and equipment, net	(356,106)
Deposit	(350,000)
Net capital before haircuts on securities position	510,763
Haircuts on securities	-
Net capital	$ 510,763
Aggregate indebtedness	$ 329,381
Computation of basic net capital requirement:	
Minimum net capital required	$ 21,959
Excess net capital at 1500 percent	$ 488,804
Percentage of aggregate indebtedness to net capital	64.5%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 510,763
Net audit adjustments:	
None	-
Net capital per above	$ 510,763

SCHEDULE II

LANE, BERRY & CO. INTERNATIONAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members of
Lane, Berry & Co. International, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Lane, Berry & Co. International, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governor of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

109 State Street · Boston, Massachusetts 02109 · Tel: 617-753-6060 · 617-338-8833 · Fax: 617-854-7525
www.ktow.com ◆ cpa@ktow.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kanter Troy Orleans & Wexler LLP

January 21, 2004